SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 20549

                           FORM 11-K


FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended 1996
OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ____ to ____

Commission file number ____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Tracor, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Tracor, Inc.
                        6500 Tracor Lane
                       Austin, TX   78725
                          (512)926-2800

                 REPORT OF INDEPENDENT AUDITORS

401(k) Savings Plan Committee
Tracor, Inc.
Austin, Texas

We have audited the accompanying statements of assets available for benefits of the Tracor, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits for the year ended December 31, 1996. These financial statements and the supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 23, 1997                      /s/ Ernst & Young, LLP

Tracor, Inc. 401(k) Savings Plan
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
December 31, 1996 and 1995


                                              1996            1995
     ASSETS                                   ----            ----
Cash and cash equivalents                $    124,185     $        -

Norwest funds:
   Income Fund                             53,750,784       39,134,424
   Growth Equity Fund                      78,541,786       54,350,516
   Small Cap Opportunities Fund             1,986,637               -
   Conservative Balanced Fund                     -         20,554,918
   Growth Balanced Fund                           -         34,894,915
   International Equity Fund                      -            266,361

Vanguard funds:
   Wellington Fund                         42,529,078               -
   Institutional Index Fund                15,435,125               -
   International Growth Fund                2,440,065               -

T. Rowe Price Spectrum Income Fund         27,316,690               -
Fidelity Contrafund                         4,612,040               -
Tracor Stock Fund                           2,345,278          687,962
                                         ------------     ------------
                                          229,081,668      149,889,096

Loans receivable from participants          7,610,485        5,122,748
Contributions receivable                         -             801,983
Interest income receivable                    100,054          130,120
                                         ------------     ------------
Total assets available for benefits      $236,792,207     $155,943,947
                                         ============     ============

See notes to financial statements.

Tracor, Inc. 401(k) Savings Plan
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 1996

                                                                  Growth     SmallCap   Conservative    Growth
                                                     Income       Equity   Opportunities Balanced      Balanced
                                         Total        Fund        Fund         Fund         Fund        Fund
     ADDITIONS                      ------------  ------------ ----------- ------------  ----------   -----------
Contributions, net of forfeitures   $ 24,086,058   $ 6,473,485 $ 8,830,292    $ 35,562  $2,105,379    $ 3,978,530
Interest and dividend income           4,496,785     2,088,797     511,200          -       72,058        156,364
Net realized and unrealized
  gain on investments                 19,116,651       427,094  11,027,424      53,871     944,862      3,346,317
Contributions receivable,
  net change                            (801,983)           -           -           -           -             -
Interest income receivable,
  net change                             (30,066)           -           -           -           -             -
                                    ------------   ----------- -----------    --------  ----------    -----------
 Total additions                      46,867,445     8,989,376  20,368,916      89,433   3,122,299      7,481,211

  DEDUCTIONS

Distributions to participants         14,025,548     3,998,556   4,797,497       3,800   1,790,240      2,318,800
Administrative expenses                   82,560        49,127       7,189         157       5,317          5,499
                                    ------------   ----------- -----------    --------  ----------    -----------
 Total deductions                     14,108,108     4,047,683   4,804,686       3,957   1,795,557      2,324,299

Net borrowings by participants                -       (237,526)   (365,755)    (29,118)   (153,506)      (192,304)
Net transfers into (out of) fund              -     (2,463,143) (7,607,850)  1,905,291 (21,728,154)   (39,859,523)
Transfer of funds due to plan merger  48,088,923    12,578,070  16,709,058          -           -               -
                                    ------------   -----------  ----------  ---------- -----------  -------------
Net increase in fund                  80,848,260    14,819,094  24,299,683   1,961,649 (20,554,918)   (34,894,915)

Net assets available for benefits
  at beginning of year               155,943,947    39,134,424  54,350,516          -   20,554,918     34,894,915
                                    ------------   ----------- -----------  ----------- ----------  -------------
Net assets available for benefits
  at end of year                    $236,792,207   $53,953,518 $78,650,199  $1,961,649 $        -     $        -
                                    ============   =========== ===========  ========== ===========  =============

See notes to financial statements.

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS (continued)

                                                                                                     Loans
   International                International Institutional  Spectrum                  Tracor      Receivable
      Equity     Wellington        Growth        Index        Income                   Stock          From
       Fund         Fund            Fund          Fund         Fund       Contrafund   Fund       Participants   Other
     --------    ----------       ---------     --------     ---------    ---------   ---------   ----------   -----------
     $118,875    $1,233,924       $  66,286    $ 199,254     $ 715,719    $ 102,890   $225,862        $     -  $      -
           26       701,890          26,483      148,981       278,889            -      9,010         503,087            -

       55,112     1,955,779          56,850      603,082       191,272       32,216    422,772              -         -

           -             -               -            -             -            -          -               -   (801,983)

           -             -               -            -             -            -          -               -    (30,066)
    ---------   -----------       ---------    ---------    ----------    ---------   --------       --------- ---------
      174,013     3,891,593         149,619      951,317     1,185,880      135,106    657,644         503,087  (832,049)



        6,886       262,236           3,189      190,767       307,329        3,691     23,914         318,643         -
           -          7,083               7        1,028         6,655          451         47              -          -
    ---------   -----------       ---------    ---------    ----------    ---------   --------       --------- ----------
        6,886       269,319           3,196      191,795       313,984        4,142     23,961         318,643         -
       (3,846)       30,976          (5,316)     (16,836)       36,101       (7,690)   (15,047)        959,867         -
     (429,642)   38,658,482       2,290,945    5,916,842    19,430,979    2,718,463  1,167,310              -          -
           -             -               -     8,599,072     6,997,522    1,861,775         -        1,343,426         -
    ---------   -----------      ----------   ----------   -----------   ----------  ---------       --------- ----------
     (266,361)   42,311,732       2,432,052   15,258,600    27,336,498    4,703,512  1,785,946       2,487,737   (832,049)


      266,361            -               -            -             -            -     687,962       5,122,748    932,103
    ---------   -----------      ----------   ----------   -----------   ----------  ---------       --------- ----------

    $      -    $42,311,732      $2,432,052  $15,258,600   $27,336,498   $4,703,512 $2,473,908      $7,610,485  $ 100,054
    =========   ===========      ==========  ===========   ===========   ==========  ==========     ========== ==========

Tracor, Inc. 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 1996

Note A -- Description of the Plan

The following description of the Tracor, Inc. 401(k) Savings
Plan (Plan) provides general information only.Reference should be made to the Summary Plan Description or the Plan document for more complete information.

     Plan Sponsor

The Plan has been adopted by Tracor, Inc. (Plan Sponsor) and certain of its domestic subsidiaries (Participating Employers). The Plan is a contributory defined contribution plan, optional to all eligible employees. The Plan is administered by the trustee, Norwest Bank, under the direction of employees of the Plan Sponsor and Participating Employers (the Committee) who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Amendments

Effective October 1, 1996, the AEL Retirement Savings Plan (AEL
Plan) was merged into the Plan and assets totaling approximately $48,089,000 were transferred from T. Rowe Price, AEL Plan trustee, to Norwest Bank. Active participants in the AEL Plan prior to October 1, 1996, became fully vested in employer matching and profit sharing contributions at the time of the merger.

     Participants

Substantially all employees of the Plan Sponsor and Participating Employers are eligible to participate in the Plan upon their date of hire. Enrollment in the Plan is generally the first day of any month.

     Contributions

Participants may elect to contribute from 1% to 20% of their compensation, as defined by the Plan, limited to $9,500 for 1996. Highly compensated participants, as defined by the Internal Revenue Service (IRS), may be subject to more restrictive maximum limits. Participants are immediately vested in their contributions, as well as Plan earnings. Participant contributions and Plan earnings are not taxable to the participants as income until they are withdrawn from the Plan.

The Plan Sponsor and Participating Employers contribute to participant accounts as follows:

  AEL Industries, Inc. (AEL)  50% of the participant's
                              contributions, limited to 6% of
                              participant's base salary and
                              discretionary profit sharing
                              contributions

  Vitro Services Corporation  Up to 50% of the participant's contributions, limited to
                              5% of participant's base salary or
                              a profit sharing contribution

  Vitro Technical
   Services, Inc              4% of the participant's base salary

  All other Participating
   Employers                  25% of the participant's contributions,
                              limited to 6% of participant's base salary

Vesting for Plan Sponsor and Participating Employer matching contributions occurs over two to four years for Vitro Corporation and Vitro Services Corporation participants. Employees of AEL who enroll as participants after September 30, 1996, vest immediately in company matching contributions and vest 100% in profit sharing contributions after completing five years of service. Vesting for all other participants occurs immediately. Plan Sponsor and Participating Employer contributions totaled $3,761,300 in 1996 and are net of forfeitures of $275,200.

     Investment Options

Contributions made by the participants and by the Plan Sponsor or a Participating Employer may be directed by the participant to any of the nine investment options:

  Income Fund -- Invests in the Norwest Stable Return Fund, which invests in fixed income securities, insurance pooled accounts, and individual guaranteed investment contracts
  (GICs).

  Norwest Growth Equity Fund -- Invests in large company growth stocks, small company stocks and international stocks.

  Norwest Small Cap Opportunities Fund -- Invests all assets in the Schroder U.S. Smaller Companies Portfolio, a series of Schroder Capital Funds, itself a registered open-end management investment company.

  Vanguard Wellington Fund -- Invests 60-70% of assets in equity securities and 30-40% in fixed income securities.
  (Replaced the Norwest Growth Balanced Fund.)

  Vanguard Institutional Index Fund -- Invests in equity securities of companies in the Standard & Poor's 500
  Composite Stock Price Index. The fund holds all of the 500 underlying securities in proportion to their weighting in the Index.

  Vanguard International Growth Fund -- Invests in stocks of companies based outside the United States that have above-average growth potential. 60-70% of the fund is invested in small- to medium-sized companies, and the remainder is invested in liquid, large capitalization stocks. (Replaced the Norwest International Equity Fund.)

  T. Rowe Price Spectrum Income Fund -- Invests primarily in domestic bond funds and in a foreign bond fund. Up to 25% of fund assets may be allocated to a stock fund. (Replaced the Norwest Conservative Balanced Fund.)

  Fidelity Contrafund -- Invests in equity securities of companies that are undervalued or out-of-favor.

  Tracor Stock Fund -- Invests in Tracor, Inc. common stock.

     Distributions

Participants are entitled to receive a distribution of their accounts upon reaching age 59-1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump-sum or in periodic installments and are taxable to the participant when received. Distributions prior to age 59-1/2 may subject the participant to a 10% federal tax penalty.

Participants may borrow from their Plan account in accordance with provisions of the Plan.

    Termination

Although it has not expressed any intent to do so, the Plan
Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Administrative Costs

Administrative costs of the Plan of approximately $332,000 were paid by the Plan Sponsor and Participating Employers in 1996.

Note B -- Significant Accounting Policies

     Investments

All pooled account, collective fund, and common stock investments are valued at the net asset value quoted in an active market as of the last business day of the year. The insurance investment contracts are recorded at contract value, which represents cost plus accrued income, and loans receivable from participants are valued at cost which approximates fair value.

     Distributions

Distributions to participants are recorded by the Plan when actual payments are made.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Note C -- Federal Income Taxes

The Plan obtained its latest determination letter, dated October 8, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note D -- Investments

The Plan's investments are held by a trust fund and are presented in the following table. Investments that represent
5 percent or more of the Plan's assets are separately identified.

                                                      December 31,
                                                  1996           1995
                                              -----------    ------------
Investments at fair value as determined
   by quoted market price:
   Norwest Stable Return Fund                 $ 24,330,752     $  4,467,223
   Norwest Growth Equity Fund                   78,541,786       54,350,516
   Norwest Conservative Balanced Fund                  -         20,554,918
   Norwest Growth Balanced Fund                        -         34,894,915
   Vanguard Wellington Fund                     42,529,078               -
   Vanguard Institutional Index Fund            15,435,125               -
   T. Rowe Price Spectrum Income Fund           27,316,690               -
   Other                                        11,508,205        1,008,429
                                              ------------     ------------
                                               199,661,636      115,276,001
Investments at cost (estimated fair value):

   Participant loans                             7,610,485        5,122,748

Investments at contract value:

   Bankers Trust Pyramid GIC Fund               19,216,476       18,153,549
   Guaranteed investment contracts              10,203,556       16,459,546
                                              ------------     ------------
                                              $236,692,153     $155,011,844
                                              ============     ============

At December 31, 1996 and 1995, the Plan's assets include five and six guaranteed investment contracts (GICs), respectively. Interest crediting rates on the GICs are determined at the time of purchase except for the Bankers Trust Pyramid GIC Fund, a pooled account with no stated interest rate. At December 31, 1996 and 1995, the interest crediting rates on the other GICs ranged from 8.46% to 8.75% and 8.41% to 8.75%, respectively. The average yield approximates the interest crediting rates because there has been no change in the interest crediting rates. The average yield on the Bankers Trust Pyramid GIC Fund for 1996 and 1995 was 5.85% and 6.03%, respectively.

The fair value of investments in GICs was estimated by discounting the expected future cash flows using contractual maturities and current market rates. The estimated fair value of guaranteed investment contracts held at December 31, 1996, is as follows:


                                                  Carrying        Estimated
Guaranteed Investment Contract                    Amount         Fair Value
------------------------------                  -----------     -----------
Bankers Trust Pyramid GIC Fund                  $19,216,476     $19,216,476
Confederation Life Insurance
GIC (also see Note E)                             3,959,524       3,959,524
Canada Life Assurance GAC                         3,025,121       3,026,270
Peoples Security Life GIC                         2,607,275       2,634,623
Security Life of Denver GIC                         611,636         612,228


Amounts invested in the GICs are subject to certain restrictions and penalties if the contracts are terminated or if assets are withdrawn for reasons other than for participant retirement or termination benefits, transfers to other investment funds, or loan withdrawals.

Note E  --  Confederation Life Contract

The Income Fund has a GIC of approximately $4,000,000 with Confederation Life Insurance Company (Confederation Life) and the Bankers Trust Pyramid GIC Fund has a $250,000 Confederation Life GIC, together representing approximately 8% of the Income Fund value at December 31, 1996.

On August 12, 1994, U.S. insurance authorities placed the U.S. branch of Confederation Life into a plan of rehabilitation due to the seizure of its parent, Confederation Life of Canada, by federal regulators. Interest accruals were frozen as of August 11, 1994.

Effective June 30, 1995, the Committee segregated that portion of the Income Fund invested in the Confederation Life contract. Since that time, the contracts have been recorded at 100% of the contract values as of August 11, 1994 (including accrued interest earned through such date). Subsequent to June 30, 1995, additional funds have not been invested in the Confederation Life contract and transfers out of the Confederation Life contract have not been permitted.

Subsequent to December 31, 1996, a settlement agreement was reached between Confederation Life and the contract holders, resulting in payments to the Plan totaling $4,238,700 for the Confederation Life contract. As of May 27, 1997, participants with investments in the Confederation Life contract were notified of the settlement, the transfer of the former Confederation Life investments to the Income Fund, and that these amounts were available for transfers to other investment options and for benefit payments.

Note F  --  Subsequent Event

Effective January 1, 1997, the QSI Profit Sharing/401(k) Plan (QSI Plan), the GDE Systems, Inc. Partners in Retirement Savings Plan (GDE Plan), and the Cordant, Inc. Retirement Savings Plan (Cordant Plan) were merged into the Plan. Assets totaling approximately $110 million were transferred from each plan's trustee to Norwest Bank. Concurrent with the mergers, several new investment options were added to the Plan.

Tracor, Inc. 401(k) Savings Plan

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1996

                                                                                 Fair
Identity of Issue             Description of Investment          Cost            Value
-----------------             -------------------------          ----            -----
* Norwest Bank                Cash and cash equivalents     $     124,185    $    124,185

Mutual funds:

* Norwest Stable              1,031,839 shares, mutual
     Return Fund               fund, share value $23.58        23,869,622      24,330,752

* Norwest Growth              2,638,286 shares, mutual
     Equity Fund               fund, share value $29.77        65,935,815      78,541,786

* Norwest Small Cap           110,369 shares, mutual
     Opportunities Fund        fund,share value $18.00          1,936,289       1,986,637

Vanguard Wellington           1,626,351 shares, mutual
     Fund                      fund, share value $26.15        42,355,429      42,529,078

Vanguard Institutional        224,152 shares, mutual
     Index Fund                fund, share value $68.86        15,026,912      15,435,125

Vanguard International        148,242 shares, mutual
     Growth Fund               fund, share value $16.46         2,460,561       2,440,065

T. Rowe Price Spectrum        2,438,990 shares, mutual
     Income Fund               fund, share value $11.20        27,155,290      27,316,690

Fidelity Contrafund           109,420 shares, mutual
                               fund, share value $42.15         4,584,121       4,612,040
                                                             ------------    ------------
      Total mutual funds                                     $183,324,039    $197,192,173
                                                             ------------    ------------

                                                                                         Fair
Identity of Issue                     Description of Investment        Cost              Value
-----------------                     -------------------------     ----------      --------------
* Tracor, Inc.                        110,366 shares, common
                                       stock, share value $21.25   $  2,043,743     $  2,345,278

Guaranteed investment contracts:

   Bankers Trust Pyramid              GIC, pooled account,
      GIC Fund                           matures 4/1/99              19,216,476       19,216,476

   Confederation Life Insurance       GIC, 8.5%, matures 1/9/96       3,959,524        3,959,524

   Canada Life Assurance              GAC, 8.75%, matures 1/15/98     3,025,121        3,025,121

   Peoples Security Life              GIC, 8.46%, matures 4/30/98     2,607,275        2,607,275

   Security Life of Denver            GIC, 8.73%, matures 4/30/01       611,636          611,636
                                                                   ------------     ------------
     Total guaranteed investment contracts                           29,420,032       29,420,032
                                                                   ------------     ------------
* Participant loans                   Various maturities and
                                       interest rates: 7 to 11.5%           -          7,610,485
                                                                   ------------     ------------
     Total assets held for investment                              $214,911,999     $236,692,153
                                                                   ============     ============

* Indicates party-in-interest to the Plan

Tracor, Inc. 401(k) Savings Plan

SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 1996

                                                                                                        Current Value
                                                                                                         of Asset on
 Identity of                                                Purchase      Selling          Cost of      Transaction         Net
 Party Involved           Description of Asset                Price        Price            Asset           Date            Gain
 --------------           ---------------------             --------      --------        --------     ------------       ------
Category (i)
------------
   Norwest Bank           Commingled trust fund -
                            Stable Return Fund           $12,578,070                    $12,578,070     $12,578,070

   Norwest Bank           Commingled trust fund -
                            Growth Equity Fund            16,709,058                     16,709,058      16,709,058

   Norwest Bank           Commingled trust fund -
                            Conservative Balanced Fund                 $20,496,432       18,471,154      20,496,432     $2,025,278

   Norwest Bank           Commingled trust fund -
                            Growth Balanced Fund                        39,902,425       32,464,961      39,902,425      7,437,464

   The Vanguard Group     Commingled trust fund -
                            Wellington Fund               39,894,617                     39,894,617      39,894,617

   The Vanguard Group     Commingled trust fund -
                            Institutional Index Fund       8,599,072                      8,599,072       8,599,072

   T. Rowe Price          Commingled trust fund -
                            Spectrum Income Fund          20,500,357                     20,500,357      20,500,357

Category (iii)
--------------
   Norwest Bank           Commingled trust fund -
                            Stable Return Fund            26,889,765                     26,889,765      26,889,765

   Norwest Bank           Commingled trust fund -
                            Stable Return Fund                           7,551,058        7,318,644       7,551,058      $  232,414

   Norwest Bank           Commingled trust fund -
                            Growth Equity Fund            29,617,498                     29,617,498      29,617,498

   Norwest Bank           Commingled trust fund -
                            Growth Equity Fund                          13,092,712       10,947,106      13,092,712       2,145,606

   Norwest Bank           Commingled trust fund -
                            Conservative Balanced Fund     2,444,014                      2,444,014       2,444,014

   Norwest Bank           Commingled trust fund -
                            Conservative Balanced Fund                  23,942,709       21,638,836      23,942,709       2,303,873

   Norwest Bank           Commingled trust fund -
                            Growth Balanced Fund           5,431,307                      5,431,307       5,431,307

   Norwest Bank           Commingled trust fund -
                            Growth Balanced Fund                        43,669,889       35,603,958      43,669,889       8,065,931

   The Vanguard Group     Commingled trust fund -
                           Institutional Index Fund       15,087,665                     15,087,665      15,087,655

   The Vanguard Group     Commingled trust fund -
                           Institutional Index Fund                         64,075           60,753          64,075           3,322

   The Vanguard Group     Commingled trust fund -
                           Wellington Fund                43,960,086                     43,960,086      43,960,086

   The Vanguard Group     Commingled trust fund -
                           Wellington Fund                               1,693,095        1,604,657       1,693,095          88,438

   T. Rowe Price          Commingled trust fund -
                           Spectrum Income Fund           26,929,278                     26,929,278      26,929,278

   T. Rowe Price          Commingled trust fund -
                           Spectrum Income Fund                          1,512,310        1,482,437       1,512,310          29,873


There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1996.

                TRACOR, INC. 401(k) SAVINGS PLAN



                           SIGNATURES

Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                         Tracor, Inc. 401(k) Savings Plan
                         Committee



Date:   June 30, 1997    By:    /s/ Robert K. Floyd
                                -----------------------
                         Name:  Robert K. Floyd
                         Title: Chairman